

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Mr. Tang Xu
  Chief Executive Officer
Breezer Ventures Inc.
3943 Irvine Blvd. Unit 535
Irvine, California 92602

> **Re: Breezer Ventures Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 5, 2014**
> **File No. 333-129229**

Dear Mr. Xu:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable.

1.   Refer to the first paragraph where you disclose that Kenne Ruan, CPA, P.C. ("Kenne Ruan") resigned as your independent accountant on November 24, 2013. Please tell us why you did not file an Item 4.01 Form 8-K within four business days of this event as required by General Instruction B(1) of the Form 8-K.

2.   Further, with respect to the appointment of Jimmy P. Lee, CPA, P.C. as your new independent registered accounting firm effective as of December 5, 2013, please tell us why you did not file an Item 4.01 Form 8-K within four business days of this separate event as required by General Instruction B(1) of the Form 8-K. We refer you also to the

Instruction of Item 4.01 of the Form 8-K which describes the engagement of a new accountant as a separate reportable event.

3. Please expand your disclosure in an amended Item 4.01 Form 8-K, to be filed, to disclose the type of audit opinion rendered by Kenne Ruan on your financial statements for each of the fiscal years ended September 30, 2012 and September 30, 2011. Refer to Item 304(a)(1)(ii) of Regulation S-K. Also, to the extent the audit report in any of the two years was modified whereby it contained an explanatory paragraph regarding your ability to continue as a going concern, please disclose this additional fact. See Question 111.05 of Regulation S-K of the SEC's Compliance and Disclosure Interpretations (or "C&DIs).

4. The amended Item 4.01 Form 8-K, to be filed, should also include an updated Exhibit 16.1 letter from Kenne Ruan, CPA, P.C. indicating whether or not they agree with your revised disclosures.

5. Please provide a correspondence letter that addresses each of our concerns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant